Exhibit 99.1

Stablecoin Payments Shift From Supply Growth to Network Utilization and Machine-Native Commerce

NEW YORK CITY, NY / ACCESS Newswire / August 19, 2026 / Black Titan Corporation (NASDAQ:BTTC)

Stablecoin payments showed a widening separation between asset growth and network utilization this week. Circle’s August 5, 2026 results disclosed that USDC circulation grew 19% year over year to $73.3 billion at quarter-end, while quarterly onchain transaction volume increased 151% to $14.8 trillion. Circle Payments Network, or CPN, reached $14.7 billion in annualized transaction volume based on the trailing 30 days at second quarter-end 2026, and Solana Foundation separately published new cumulative metrics for x402-based machine payments. We see the sector’s competitive focus moving beyond the size of an issued token toward payment velocity, institutional distribution, programmable controls and the ability to serve transactions that conventional card economics were not designed to support.

1) Payment-network utilization is beginning to outpace stablecoin balance growth. Circle reported that CPN’s annualized transaction volume rose 76% quarter over quarter to $14.7 billion at the end of Q2 and that 175 financial institutions were enrolled, up 29% sequentially. This is strategically different from growth in USDC circulation alone: it measures activity inside an institutional payment network rather than only the outstanding value of the settlement asset. The comparison between 19% year-over-year growth in USDC circulation and 151% growth in total USDC onchain volume reinforces the view that velocity and reuse are becoming more important than net issuance. We nevertheless would not treat the $14.8 trillion onchain figure as equivalent to commercial payment volume, because the disclosed total can include trading, treasury transfers, decentralized-finance activity and other non-payment flows. We believe the more decision-useful indicators will be repeat payment volume, corridor diversity, active transacting institutions and the share of transactions that complete with fiat delivery at the recipient end.

2) Agentic payments are moving from protocol design into measurable, low-value transaction activity. Circle disclosed that its Agent Stack had more than 900 paid services and that 99.3% of x402 agent-payment volume was settled in USDC. On the same day, Solana Foundation reported that x402 had processed roughly 200 million transactions, $50 billion in cumulative volume and approximately 150,000 merchant endpoints, with most transactions below $0.50. The two disclosures indicate that machine-native payments are developing around wallet identity, per-request pricing and stablecoin settlement rather than card credentials, monthly subscriptions or manually provisioned API keys. We see this as a potentially distinct payment category: the relevant unit is often an API call, data request or software action rather than a conventional consumer checkout. The figures remain ecosystem-reported, use different denominators and do not disclose a common measurement period or independent audit methodology. They should therefore be read as evidence of emerging activity, not as a verified market-wide adoption rate.

3) Institutional participation is becoming part of the governance and operating model for payment-specific blockchains. Circle said Arc’s public mainnet is planned for September 16, 2026 with more than 100 builders preparing applications and an initial validator cohort that includes BlackRock, DTCC, Galaxy, Global Payments, Intercontinental Exchange, Mastercard, MoneyGram, SBI Group, Standard Chartered, Sumitomo Corporation and Visa, alongside Circle itself. The composition matters because a payment network must coordinate issuers, liquidity providers, card networks, banks, market infrastructure and payout providers-not merely attract developers. We believe this type of multi-institution validator model can improve enterprise confidence only if governance rights, operational responsibilities, failure handling and concentration risks are transparent. Arc is not yet a production mainnet, and participation in its validator cohort does not establish customer adoption, transaction volume or commercial commitment. The milestone to watch is therefore not the breadth of the announced roster, but whether the network launches on schedule and supports resilient, auditable payment flows under real operating conditions.

4) Stablecoin issuers still need to convert payment-network growth into a more diversified revenue model. Circle reported $701 million in total revenue and reserve income for Q2 2026, of which $668 million-approximately 95%-was reserve income. Net income from continuing operations was $48 million and adjusted EBITDA was $143 million. These results demonstrate the current economic strength of reserve-backed issuance, but they also show why payment networks, developer services and programmable infrastructure are strategically important. We see reserve income as a powerful funding engine rather than a complete long-term payment model: it remains sensitive to interest rates, circulation levels and distribution arrangements, while payments and software services can create revenue linked more directly to customer activity. The key test is whether rapid CPN enrollment and machine-payment experimentation translate into durable, separately visible non-reserve economics without weakening compliance or redemption quality.

Market Interpretation

First, supply is becoming an incomplete measure of payment relevance. A stablecoin can support materially more economic activity without equivalent growth in outstanding balances when the same liquidity is reused across treasury, settlement and payment workflows. We believe investors and operators should separate token supply, total onchain transfer volume and verified commercial payment volume rather than treating them as interchangeable indicators.

Second, machine commerce changes the minimum viable transaction. Conventional cards are optimized for human checkout and fee structures that assume larger ticket sizes. Wallet-based HTTP payments can make sub-dollar and per-request transactions technically practical, but commercial viability will depend on fraud controls, spending policies, dispute handling, service quality and clear attribution when an autonomous agent initiates a payment.

Third, the payment stack is becoming vertically coordinated but institutionally distributed. Issuers are building networks, developer tools and settlement chains, while banks, card networks and market-infrastructure providers are being brought into governance and validation roles. We see this as a convergence strategy: blockchain infrastructure is being packaged with the institutional controls required for regulated distribution rather than offered as a standalone rail.

Outlook

The near-term trajectory will be defined by (i) whether CPN converts institutional enrollment into repeat, production payment volume across multiple corridors; (ii) whether x402 activity can be independently measured and segmented between genuine purchases, testing, automated loops and treasury transfers; (iii) whether Arc launches on September 16, 2026 with transparent validator responsibilities, reliable performance and usable compliance controls; and (iv) whether stablecoin issuers build meaningful non-reserve revenue from payments and software. We expect stablecoin infrastructure to become less visible at the user interface while becoming more deeply embedded in treasury, API and settlement workflows.

This release is provided for informational purposes only and does not constitute an offer to sell, or the solicitation of an offer to buy, any security, derivative or digital asset. Statements of expectation, belief and outlook are forward-looking and subject to risks and uncertainties, including changes in regulation, interest rates, liquidity, technology, cybersecurity, counterparty performance and market adoption. Third-party announcements and reported metrics cited above have not been independently verified by the Company.

About Black Titan Corp (NASDAQ:BTTC) Black Titan Corp is a recent digital asset technology company focusing on the DAT+ strategy, utilizing its corporate balance sheet to support, govern, and provide liquidity to decentralized protocols. For more information, please visit https://www.blacktitancorp.com/ttdat.html.

This research note is provided for informational purposes only and does not constitute investment advice, legal counsel, or a solicitation to buy or sell any financial instruments. Digital assets involve significant risk, including smart contract vulnerability and regulatory shifts.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and assumptions that are subject to change. Actual results may differ materially from those anticipated in the forward-looking statements. Forward-looking statements are subject to numerous risks and uncertainties that may cause actual results to differ materially from those expressed or implied, including market volatility, regulatory developments. The Company undertakes no obligation to update or revise any forward-looking statements except as required by law.

Media & Investor Contact

Czhang Lin

Co-Chief Executive Officer

contact-us@blacktitancorp.com

SOURCE: Black Titan Corp